NAKED BRAND GROUP INC.
2 - 34346 Manufacturer’s Way
Abbotsford, BC V2S 7M1

December 9, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549 USA

Attention:	John Reynolds, Assistant Director

Dear Sirs:

	Re:	Naked Brand Group Inc. (the “Company”)
Registration Statement on Form S-1 (the “Form S-1”)
Response dated November 14, 2013
File No. 333-191681

We write in response to your letter of November 25, 2013 to the Company with respect to the Form S-1 as noted above and filed by the Company. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of November 25, 2013.

We are also providing a blacklined copy of the draft amendment to the Form S-1 reflecting the changes from the last draft sent to you. The page numbers in this letter refers to the blacklined copy of the amendment to the Form S-1.

General

1.	Please add the date and file number on registration statement cover page.

We added the date and file number on registration statement cover page.

Risks Related to the Offering, page 12

2.	We note your response to comment 4 of our letter dated November 5, 2013. Please revise to further provide an illustration of the dilutive effect you reference in your revised disclosure on page 13.

We revised the risk factor to further provide an illustration of the dilutive effect.

Securities Purchase Agreement with Lincoln Park Capital Fund, LLC, page 14

3.

We note your response to comment 6 of our letter dated November 5, 2013. Please clarify why you have chosen to register the amount of 8,599,500 shares rather than the entire amount of shares that could be issued to Lincoln Park under the Purchase Agreement.

We have chosen not to register the entire amount of shares that could be issued to Lincoln Park because of the limit imposed by the Securities and Exchange Commission (the “Commission”) pursuant to Rule 415 under the Securities Act of 1933. In compliance with the Commission’s guidance on Rule 415, we chose to register a number of shares that is a little bit fewer than 1/3 of the public float (i.e. 26,668,403 shares).

We have clarified this in the registration statement under Risks Related to the Offering.

Dilution, page 17

4.	We note your response to comment 1 of our letter dated November 5, 2013. Please revise as follows:

Because the transaction being registered is an indirect primary offering and Lincoln Park is an underwriter, please revise the increase in net tangible book value per share attributable to the offering to reflect the total amount of cash that the company can receive from Lincoln Park based on the amount of shares being registered at a recent share price. Also revise the third paragraph accordingly.

Disclose that because the price the public will pay for the shares sold by Lincoln Park will likely be higher than the price Lincoln Park paid for the shares, the amount of dilution to the public shareholders may be significantly higher.

We revised the dilution section in accordance with your comment.

Plan of Distribution, page 22

5.

Because Lincoln Park’s obligation under the Purchase Agreement are not transferable or assignable, please delete the words “and any of their pledgees, assignees and successors- in-interest” in the first sentence of the first paragraph.

We deleted the words “and any of their pledgees, assignees and successors-in-interest”.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP at (604) 643-3106.

Yours truly,

NAKED BRAND GROUP INC.

/s/ Joel Primus
Joel Primus
President, Chief Financial Officer, Interim Chief
Financial Officer, Treasurer and Director